UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                                -----------


                               SCHEDULE 13G/A


          INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        Kaiser Aluminum Corporation
                              (Name of Issuer)



                        Common Stock, $.01 par value
                       (Title of Class of Securities)



                                483007 10 0
                               (CUSIP Number)

CUSIP No. 483007 10 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MAXXAM INC.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)     /  /
                                                       (b)     /  /

3)   SEC USE ONLY


4)   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

                         5)   SOLE VOTING POWER
                              22,061,750--See Item 4
     NUMBER
     OF                  6)   SHARED VOTING POWER
     SHARES                   27,938,250--See Item 4
     BENEFICIALLY
     OWNED BY            7)   SOLE DISPOSITIVE POWER
     EACH                     22,061,750--See Item 4
     REPORTING
     PERSON              8)   SHARED DISPOSITIVE POWER
     WITH                     27,938,250--See Item 4

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          50,000,000-- See Item 4

10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9) EXCLUDES CERTAIN SHARES
          /  /

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9)
          63.6%--See Item 4

12)  TYPE OF REPORTING PERSON
          HC

CUSIP No.  483007 10 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MAXXAM GROUP HOLDINGS INC.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /  /
                                                       (b)  /  /

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

                         5)   SOLE VOTING POWER
                              See Item 4
     NUMBER
     OF                  6)   SHARED VOTING POWER
     SHARES                   27,938,250--See Item 4
     BENEFICIALLY
     OWNED BY            7)   SOLE DISPOSITIVE POWER
     EACH                     See Item 4
     REPORTING
     PERSON              8)   SHARED DISPOSITIVE POWER
     WITH                     27,938,250--See Item 4

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          27,938,250--See Item 4

10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9) EXCLUDES CERTAIN SHARES
          /  /

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9)
          35.5%

12)  TYPE OF REPORTING PERSON
          HC

CUSIP No.  483007 10 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          FEDERATED DEVELOPMENT COMPANY

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /  /
                                                       (b)  /  /

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

                         5)   SOLE VOTING POWER
                              N/A
     NUMBER
     OF                  6)   SHARED VOTING POWER
     SHARES                   See Item 4
     BENEFICIALLY
     OWNED BY            7)   SOLE DISPOSITIVE POWER
     EACH                     N/A
     REPORTING
     PERSON              8)   SHARED DISPOSITIVE POWER
     WITH                     See Item 4

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          See Item 4

10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9) EXCLUDES CERTAIN SHARES
          /  /

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9)
          See Item 4

12)  TYPE OF REPORTING PERSON
          CO

CUSIP No.  483007 10 0


1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          FEDERATED DEVELOPMENT INC.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /  /
                                                       (b)  /  /

3)   SEC USE ONLY


4)   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
                         5)   SOLE VOTING POWER
                              N/A
     NUMBER
     OF                  6)   SHARED VOTING POWER
     SHARES                   See Item 4
     BENEFICIALLY
     OWNED BY            7)   SOLE DISPOSITIVE POWER
     EACH                     N/A
     REPORTING
     PERSON              8)   SHARED DISPOSITIVE POWER
     WITH                     See Item 4

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          See Item 4

10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9) EXCLUDES CERTAIN SHARES
          /  /

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9)
          See Item 4

12)  TYPE OF REPORTING PERSON
          CO

CUSIP No.  483007 10 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CHARLES E. HURWITZ

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /  /
                                                       (b)  /  /

3)   SEC USE ONLY


4)   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA

                         5)   SOLE VOTING POWER
                              N/A
     NUMBER
     OF                  6)   SHARED VOTING POWER
     SHARES                   See Item 4
     BENEFICIALLY
     OWNED BY            7)   SOLE DISPOSITIVE POWER
     EACH                     N/A
     REPORTING
     PERSON              8)   SHARED DISPOSITIVE POWER
     WITH                     See Item 4

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          See Item 4

10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9) EXCLUDES CERTAIN SHARES
          /  /

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9)
          See Item 4

12)  TYPE OF REPORTING PERSON*
          IN

ITEM 1(A).     NAME OF ISSUER:

     Kaiser Aluminum Corporation (the "Company")

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     5847 San Felipe, Suite 2600, Houston, Texas 77057

ITEM 2(A).     NAME OF PERSON FILING:

     MAXXAM Inc. ("MAXXAM")
     MAXXAM Group Holdings Inc. ("MGHI")
     Federated Development Company ("Federated")
     Federated Development Inc. ("FDI")
     Charles E. Hurwitz

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The principal business office of each of MAXXAM, MGHI, Federated, FDI and Mr. Hurwitz is 5847 San Felipe, Suite 2600, Houston, Texas 77057.

ITEM 2(C).     CITIZENSHIP:

     FDI, MAXXAM and MGHI:  Delaware
     Federated:  New York
     Charles E. Hurwitz:  United States of America

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

     Common Stock, $.01 par value  (the "Common Stock")

ITEM 2(E).     CUSIP NUMBER:

     483007 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     Not applicable

ITEM 4.   OWNERSHIP.

     MAXXAM:

     (a)  Amount beneficially owned:  50,000,000 shares (see below)

     (b)  Percent of class:  63.6%

     (c)  Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote: 22,061,750 (see below)

          (ii)  Shared power to vote or to direct the vote:  27,938,250
                (see below)

          (iii)  Sole power to dispose or to direct the disposition of:
                 22,061,750 (see below)

          (iv)  Shared power to dispose or to direct the disposition of:
                27,938,250 (see below)


     MGHI:

     (a)  Amount beneficially owned:  27,938,250 shares (see below)

     (b)  Percent of class:  35.5%

     (c)  Number of shares as to which such person has:

          (i) Sole power to vote or direct the vote: Not Applicable (see below)

          (ii)  Shared power to vote or to direct the vote:  27,938,250
                (see below)

          (iii)  Sole power to dispose or to direct the disposition of:
                 Not Applicable (see below)

          (iv)  Shared power to dispose or to direct the disposition of:
                27,938,250 (see below)

     MGHI is a newly formed, wholly owned subsidiary of MAXXAM. On December 23, 1996, 27,938,250 shares of Common Stock of the Company, which were directly owned by MAXXAM at such time, were transferred from MAXXAM to be held directly by MGHI (the "Transferred Shares"). MAXXAM retained direct ownership of 22,061,750 shares of Common Stock of the Company. The shares of Common Stock held by MAXXAM and MGHI represent approximately 28.1% and 35.5%, respectively, or 63.6% in the aggregate, of the outstanding capital stock of the Company on a fully diluted basis. MAXXAM is shown as having shared voting and investment power with respect to the Transferred Shares as MGHI is a wholly owned subsidiary of MAXXAM. The Transferred Shares are pledged as security for the 11-1/4% Senior Secured Notes and 12-1/4% Senior Secured Discount Notes (the "MGI Notes") of MAXXAM Group Inc., MGHI's wholly owned subsidiary. To the extent that any of the Transferred Shares are released from the Indenture securing the MGI Notes, up to 16,055,000 are required to be pledged as security for the 12% Senior Secured Notes of MGHI.

     This amendment represents MGHI's initial filing on this matter.

     Federated, FDI and Mr. Hurwitz:

     Federated, FDI and Mr. Hurwitz together beneficially own 61.2% of the total voting power of MAXXAM. Federated is wholly owned by Mr. Hurwitz, members of his immediate family and trusts for the benefit thereof. FDI is a wholly owned subsidiary of Federated. By reason of FDI's ownership interest in MAXXAM, Federated's ownership of FDI and Mr. Hurwitz's ownership of Federated and his position as an officer, director and/or trustee of Federated, FDI and MAXXAM, Federated, FDI and Mr. Hurwitz may be deemed to possess, indirectly, shared power to vote or dispose of, the Common Stock of the Company owned by MAXXAM and MGHI. Pursuant to Rule 13d-4, Federated and Mr. Hurwitz disclaim beneficial ownership of such Common Stock.

     This amendment represents FDI's initial filing on this matter.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
COMPANY.

     Not applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     See Exhibit 1, Agreement of Joint Filing pursuant to Rule 13d(1)-f promulgated under the Securities Exchange Act of 1934.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

     Not applicable

ITEM 10.  CERTIFICATION.

     Not applicable

                                 SIGNATURE


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: January 2, 1997


                         MAXXAM INC.



                         /s/ Byron L. Wade
                         Name:     Byron L. Wade
                         Title:    Vice President, Secretary and
                                   Deputy General Counsel

                                 SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: January 2, 1997


                         MAXXAM GROUP HOLDINGS INC.



                         /s/ Byron L. Wade
                         Name:     Byron L. Wade
                         Title:    Vice President, Secretary and
                                   Deputy General Counsel

                                 SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: January 2, 1997


                         FEDERATED DEVELOPMENT COMPANY



                         /s/ James H. Paulin, Jr.
                         Name:  James H. Paulin, Jr.
                         Title: Secretary and Treasurer

                                 SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: January 2, 1997


                         FEDERATED DEVELOPMENT INC.



                         /s/ James H. Paulin, Jr.
                         Name:  James H. Paulin, Jr.
                         Title: Secretary and Treasurer

                                 SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  January 2, 1997


                         /s/ Charles E. Hurwitz
                         Charles E. Hurwitz

                                 EXHIBIT 1

                         AGREEMENT OF JOINT FILING


          Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13G/A (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

          IN WITNESS WHEREOF, the undersigned have executed this Agreement as of January 2, 1997.



                         MAXXAM INC.



                         /s/ Byron L. Wade
                         Name:     Byron L. Wade
                         Title:    Vice President, Secretary and
                                   Deputy General Counsel


                         MAXXAM GROUP HOLDINGS INC.



                         /s/ Byron L. Wade
                         Name:     Byron L. Wade
                         Title:    Vice President, Secretary and
                                   Deputy General Counsel


                         FEDERATED DEVELOPMENT COMPANY



                         /s/ James H. Paulin, Jr.
                         Name:     James H. Paulin, Jr.
                         Title:    Secretary-Treasurer



                         FEDERATED DEVELOPMENT INC.



                         /s/ James H. Paulin, Jr.
                         Name: James H. Paulin, Jr.
                         Title:   Secretary-Treasurer



                         /s/ Charles E. Hurwitz
                         Charles E. Hurwitz